UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Michele Amendolagine

Head of Corporate Affairs

Assicurazioni Generali S.p.A.

Piazza Duca degli Abruzzi, 2

Trieste 34132, Italy

+39 040 67 1111

October 23, 2007 and October 25, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1		NAME OF REPORTING PERSONS Assicurazioni Generali S.p.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO See Item 3.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,560
	8	SHARED VOTING POWER 3,157,172,623
	9	SOLE DISPOSITIVE POWER 58,560
	10	SHARED DISPOSITIVE POWER 3,157,172,623
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,231,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IC

1		NAME OF REPORTING PERSONS Alleanza Assicurazioni S.p.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO See Item 3.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,157,172,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,157,172,623
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,172,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IC

1		NAME OF REPORTING PERSONS INA Assitalia S.p.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO See Item 3.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,755
	8	SHARED VOTING POWER 3,157,172,623
	9	SOLE DISPOSITIVE POWER 22,755
	10	SHARED DISPOSITIVE POWER 3,157,172,623
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,195,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IC

1		NAME OF REPORTING PERSONS Volksfürsorge Deutsche Lebenverischerung A.G.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO See Item 3.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,157,172,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,157,172,623
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,172,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IC

1		NAME OF REPORTING PERSONS Generali Vie S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO See Item 3.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,157,172,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,157,172,623
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,172,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 2 amends the Statement on Schedule 13D, dated October 30, 2006, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed by Assicurazioni Generali and by Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G., and Generali Vie S.A., each a company belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”). The relationships between these companies and their interests in the Telecom Italia shares are described in greater detail in Items 2 and 5 below.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefonica S.A., the Spanish-based telecommunications operator (“Telefonica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “Amendment”), the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation through which they have purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”) (the “Transaction”). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the acquisition of Olimpia and the general framework of the investment obligations of each of the Investors. Among other things, pursuant to the Amendment, the Other Generali Investors became Investors for purposes of the Co-Investment Agreement and the Shareholders Agreement (as hereinafter defined). In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement Generali and Mediobanca contributed to Telco the shares of Telecom Italia they held on that date. These shares amount to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, bringing Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement was previously filed on Schedule 13D as Exhibit 3, and a copy of the Amendment is filed hereto as Exhibit 9.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended by the Amendment, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws. A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5, and a copy of an unofficial English translation of the by-laws of Olimpia is filed as Exhibit 10 hereto.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia (“Telecom Shares”), or approximately 18% of the ordinary share capital of Telecom Italia.

The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which is attached hereto as Exhibit 11. Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook, for so long as it lies within their respective powers, to implement the content thereof through appropriate actions.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 2.	Identity and Background.

In connection with the completion of the Transaction, and pursuant to the Amendment, Assicurazioni Generali assigned part of its rights and obligations arising out of the Co-Investment Agreement and the Shareholders’ Agreement to the Other Generali Investors. As a result, upon completion of the Transaction, Assicurazioni Generali held 11.89% of the share capital of Telco, while the following Other Generali Investors acquired an interest in Telco as of October 25, 2007 in the percentages set forth below:

•	Alleanza Assicurazioni S.p.A.: an Italian company with its registered office at Viale Luigi Sturzo n. 35, Milano (“Alleanza”), which owns 6.19% of Telco;
•	INA Assitalia S.p.A.: an Italian company with its registered office at Corso d’Italia n. 33, Roma (“INA”), which owns 5.69% of Telco;
•	Volksfürsorge Deutsche Lebenversicherung A.G.: a German company with its registered office at an der Alster n. 57-63, Hamburg (“Volksfürsorge Deutsche”), which owns 2.08% of Telco; and
•	Generali Vie S.A.: a French company with its registered office at Boulevard Hausmann n. 11 (“Generali Vie”), which owns 2.16% of Telco.

Pursuant to the terms of the Amendment, although the Other Generali Investors hold their shares in Telco in an individual capacity, they participate in Telco substantially through Assicurazioni Generali, and are to act as a single party vis-à-vis the other Investors. Assicurazioni Generali shall be jointly and severally responsible for any breach of the Co-Investment Agreement, the Shareholders’ Agreement and the Share Purchase Agreement by any of the Other Generali Investors. Should any Other Generali Investor be subject to a change of control, it must first transfer ownership of its Telco shares to Assicurazioni Generali.

Any references to Generali in this Amendment No. 2 shall refer to the Other Generali Investors together with Assicurazioni Generali and, where appropriate, shall refer to Generali as a single contractual party.

Information with respect to the directors and executive officers of Assicurazioni Generali, Alleanza, INA, Volksfürsorge Deutsche and Generali Vie is set forth in Annexes A-1, A-2, A-3, A-4 and A-5 hereto, respectively. The annexes set forth the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, (iv) citizenship, and (v) the number of Telecom Italia Shares beneficially owned, if any.

During the past five years, neither Generali nor, to the best of Generali’s knowledge, any of the persons listed on Annexes A-1, A-2, A-3, A-4 and A-5 hereto, has been (i) convicted in any criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The completion of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement took place on October 25, 2007, following the issuance of the Announcement on October 23, 2007. At the closing of the Share Purchase Agreement, Telco paid total consideration of euro 2.82 per Telecom Share multiplied by 2,407,345,359 Telecom Shares, less Olimpia’s total net debt (as defined under the Share Purchase Agreement) as of the closing date. The provisional purchase price for 100% of Olimpia’s share capital was approximately euro 4.1 billion. Telco paid 80% of the consideration to Pirelli and 20% of the consideration to Sintonia. It is expected that the Investors will merge Olimpia into Telco.

Pursuant to the Co-Investment Agreement, Telco has been initially capitalized with euro 5,145 million, in the following manner:

•	Generali contributed to Telco 543.4 million Telecom Italia Shares for total consideration of euro 1,375 million, based on a share price of euro 2.53 per Telecom Italia Share;
•	Mediobanca contributed to Telco 206.5 million Telecom Italia shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;
•	Intesa Sanpaolo contributed to Telco euro 522 million in cash;
•	Sintonia S.A. contributed to Telco euro 412 million in cash; and
•	Telefonica will contributed to Telco euro 2,314 million in cash.

In addition, prior to the closing of the Share Purchase Agreement, Telco borrowed from Mediobanca and Intesa Sanpaolo approximately euro 925 million (the “Facility”). Such Facility was made available on an arm’s length basis. Immediately after the closing of the Share Purchase Agreement, Telco resolved to increase its share capital by euro 900 million (the “Fifth Capital Increase”) for purposes of financing the repayment of the Facility. Telco shareholders look favorably upon the potential further contribution of Telecom Italia shares into Telco (up to an amount not exceeding 30% of the ordinary share capital of Telecom Italia), provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to allow avoidance of possible dilutions. See the joint press release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa San Paolo, Mediobanca, Sintonia S.A. and Teléfonica and filed hereto as Exhibit 12.

Item 4.	Purpose of the Transaction.

The principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies which will be defined in full autonomy by the Board of Directors and the management of Telecom Italia.

A fundamental assumption of the Co-investment Agreement and the Shareholders Agreement is that the Telecom Italia and Telefonica groups will be managed autonomously and independently.

Item 5.	Interest in Securities of the Issuer.

Pursuant to the Share Purchase Agreement, the Investors purchased Olimpia through Telco. Olimpia currently holds 2,407,345,359 ordinary Telecom Italia shares, or approximately 18% of the ordinary share capital of Telecom Italia. In addition to this purchase by Telco, pursuant to the Co-Investment

Agreement, Generali and Mediobanca contributed Telecom Italia ordinary shares they previously owned directly to Telco in the amount of 5.6% of Telecom Italia’s ordinary share capital (4.06% of which was owned by Generali, and 1.54% of which was owned by Mediobanca), bringing Telco’s total participation in Telecom Italia’s ordinary share capital to 23.6%.

As a result of the Transaction, the Italian Investors hold a total of 57.7% of Telco’s share capital, divided in the following manner:

•	Generali, 28.0%;
•	Mediobanca, 10.6%;
•	Intesa Sanpaolo, 10.6%; and
•	Sintonia S.A., 8.4%.

Telefonica holds the remaining 42.3% of Telco’s share capital.

In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders Agreement, Intesa Sanpaolo may select new Italian investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco’s share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefonica, such agreement and acceptance not to be unreasonably denied.

The preceding summary of certain material provisions of the Share Purchase Agreement (filed herein as Exhibit 8), the Co-Investment Agreement and the Shareholders’ Agreement (the latter two as previously filed Exhibits 3 and 5 to Schedule 13D, respectively, and incorporated herein by reference) does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents.

According to publicly available information reported by Consob (the Italian financial market authority), as of October 25, 2007, 13,380,751,344 Telecom Shares were outstanding (the “Outstanding Telecom Shares”).

Assicurazoni Generali and the Other Generali Investors may each be deemed to beneficially own 3,157,172,623 Telecom Shares, representing approximately 23.6% of the Outstanding Telecom Shares, through grouped ownership of an aggregate 28.0% interest in the 3,157,172,623 Telecom Shares held by Telco. Assicurazioni Generali and the Other Generali Investors may each be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of such Telecom Shares. Such 28.0% interest in Telco is divided among Assicurazioni Generali and the Other Generali Investors as follows:

Assicurazioni Generali	11.89%
Alleanza	6.19%
INA	5.69%
Volksfürsorge Deutsche	2.08%
Generali Vie	2.16%

In addition, Assicurazioni Generali may be deemed to beneficially own 3,157,231,183 Telecom Shares, representing approximately 23.6% of the Outstanding Telecom Shares, by virtue of it individually holding an additional 58,560 Telecom Shares for which it may be deemed to have sole power to direct the vote and sole power to dispose or direct the disposition. Similarly, INA may be deemed to beneficially own 3,157,195,378 Telecom Shares, representing approximately 23.6% of the Outstanding Telecom Shares, by virtue of it individually holding an additional 22,755 Telecom Shares for which it may be deemed to have sole power to direct the vote and sole power to dispose or direct the disposition.

The beneficial ownership of Telecom Shares by the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 to this Amendment No. 2, if any, is indicated next to such person’s name in such Annexes. To the best of Assicurazioni Generali’s and each of the Other Generali Investors’ knowledge, as applicable, and except as otherwise indicated in such Annexes, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own, if any. Other than as disclosed in such Annexes, over the last sixty days, the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 have not effected proprietary transactions in Telecom Shares.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

SHARE PURCHASE AGREEMENT

The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document, filed herein as Exhibit 8.

The Investors, Pirelli and Sintonia entered into the Share Purchase Agreement to establish the terms and conditions for the transfer of the ordinary share capital of Olimpia from Pirelli and Sintonia to the Investors. The Share Purchase Agreement required, among other things, that the Olimpia Shares be purchased and sold with the right of the Investors to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing. The Share Purchase Agreement also required Olimpia, Pirelli, Sintonia and the relevant Investors to terminate all existing shareholders’ agreements concerning Olimpia and Telecom Italia upon the closing of the Sale, and such existing shareholder agreements among themselves have been terminated as of October 25, 2007.

The description of the Share Purchase Agreement in the Introduction and Item 3 are incorporated herein by reference.

CO-INVESTMENT AGREEMENT

The following summary of certain material provisions of the Co-investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document, previously filed on Schedule 13D as Exhibit 3 and incorporated herein.

The Investors have entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and Sintonia of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco’s share capital into two classes of shares (“Class A” and “Class B” shares), (v) the corporate scope of Telco, and (vi) the general framework in which the respective obligations of the Investors under the Co-investment Agreement.

The description of the Co-Investment Agreement in the Introduction and Item 3 are incorporated herein by reference.

SHAREHOLDERS’ AGREEMENT

The following summary of certain material provisions of the by-laws of Telco and the Shareholders’ Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents filed as Exhibit 13 hereto (such Exhibit superceding the draft by-laws of Telco previously filed on Schedule 13D as Exhibit 4), and previously filed on Schedule 13D as Exhibit 5, respectively.

Classes of Shares

The share capital of Telco is divided into Class A and the Class B shares. Telefónica holds and will acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco’s by-laws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors hold Class A shares, and have the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below. Class B shares will have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders’ Agreement and in the Telco by-laws.

In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders. Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders. In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased. In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

Shareholders Meetings

The shareholders’ meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco by-laws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

•	any other matter pertaining to the extraordinary shareholders meeting of Telco; and
•	the dividend policy of Telco.

However, in cases where one or more shareholders holding more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

In accordance with Telco’s by-laws, acceptance by Telco’s board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders’ meeting. In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

Board of Directors

The board of directors of Telco is comprised of ten members. The Italian Investors, as holders of Class A shares have designated, and for so long as they hold more than 50% of the share capital of Telco, shall be entitled to designate, six directors, including the Chairman. Of the six Telco directors designated by holders of Class A shares, two directors have been indicated by Generali, one director has been indicated by each of Intesa Sanpaolo, the Sintonia Buyer and Mediobanca and one director has been indicated unanimously. Telefónica, as holder of Class B shares has designated, and so long as it holds a percentage of at least 30% of the share capital of Telco shall be entitled to designate, four directors, including the Vice-Chairman. So long as Telefónica holds a percentage of at least 20% of the share capital of Telco, Telefónica shall be entitled to designate two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefónica as holder of Class B shares holds more than 50% plus one share, the Investors shall designate the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

•	the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia’s or Telecom Italia’s shares or any rights attached thereto;
•	the carrying out of investments other than in Olimpia and in Telecom Italia;
•	capital expenditure and financial structure decisions for amounts in excess of euro 75 million;
•

decisions on the vote to be exercised in (x) the extraordinary shareholders’ meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and (y) the shareholders’ meeting of Olimpia; or

•	approval and amendments of the budget of Telco.

Deadlock

The Shareholders’ Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders’ meetings of Telco with regard to the following matters:

a)         at the level of Telco board of directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia’s shares, (ii) decision on the vote to be exercised in the extraordinary shareholders’ meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and (iii) decision on the vote to be exercised in the shareholders’ meeting of Olimpia; and

b)         at the level of Telco shareholders’ meeting, matters pertaining to the extraordinary shareholders’ meeting of Telco;

In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.

Call Option

In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is the dissenting party, then Telefónica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Shares at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares or the right to proceed with the demerger.

Restrictions on Transfers of Telco Shares

Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders’ Agreement.

The Shareholders’ Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital of Telco, the other Investors, upon the terms and conditions included thereof, will have the right to transfer their Telco shares in the same proportion to the purchaser.

Provisions Relating to Telecom Italia

The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefónica, to the extent holding at least 30% of Telco’s share capital, shall have the right vis-à-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders’ Agreement, to the extent holding at least 50% plus one share of Telco’s share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders’ Agreement.

The directors designated by Telefónica in Telco, Olimpia and Telecom Italia shall be directed by Telefónica to neither participate, nor vote at the board of directors meetings (and Telefónica, to the extent applicable, shall neither attend nor vote, at any shareholders’ meetings of Telco or the entity resulting from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica (as indirect and ultimate shareholder of such companies) are in force.

In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any “Telecom Operator” (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefónica, within the following thirty calendar days, will have the right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Shares that may cause the holding by the Investors, Telco and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

Term of the Shareholders Agreement

The Shareholders’ Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that it has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities. The exiting shareholder(s) shall be permitted, to the extent the remaining shareholders decide to execute a new shareholders’ agreement, to take part in and execute such new shareholders’ agreement, provided such exiting shareholders contribute their existing shares.

AMENDMENT

Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook, for so long as it lies within their respective powers, to implement the content thereof through appropriate actions. The preceding summary of certain material provisions of the Amendment does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 9 hereto.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 8:	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia
Exhibit 9:	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 10:	By-laws of Olimpia S.p.A. (unofficial English translation).
Exhibit 11:	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

Exhibit 12:	Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 13:	By-laws of Telco S.p.A. (unofficial English translation).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

ASSICURAZIONI GENERALI S.P.A.

/s/ Giovanni Perissinotto

Signature

Giovanni Perissinotto
Managing Director

Name/Title

/s/ Michele Amendolagine

Signature

Michele Amendolagine
Head of Group Corporate Affairs Department

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

ALLEANZA ASSICURAZIONI S.P.A.

/s/ Maurizio Basso

Signature

Maurizio Basso
General Counsel

Name/Title

/s/ Nicola Maria D’Alessio

Signature

Nicola Maria D’Alessio
Director of Accounting

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

INA ASSITALIA S.P.A.

/s/ Maurizio Fuggitti

Signature

Maurizio Fuggitti
Head of Corporate Affairs

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

VOLKSFÜRSORGE DEUTSCHE
LEBENVERSICHERUNG A.G.

/s/ Jörn Stapelfeld

Signature

Jörn Stapelfeld
Chief Executive Officer

Name/Title

/s/ Lutz Rellstab

Signature

Lutz Rellstab
Head of Legal Department

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

GENERALI VIE S.A.

/s/ Claude Tendil

Signature

Claude Tendil
President

Name/Title

ANNEX A-1

DIRECTORS AND EXECUTIVE OFFICERS OF ASSICURAZONI GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Assicurazioni Generali are set forth below. The business address of each director and executive officer is Assicurazioni Generali’s address. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Assicurazioni Generali. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned

Chairman	Antoine Bernheim*	Chairman, Member of the Executive Committee, Executive Director	189,934**
Vice-Chairman	Gabriele Galateri di Genola	Member of the Executive Committee, Non-Executive Director, Member of the Remuneration Committee	None
Managing Director	Sergio Balbinot	Managing Director, Member of the Executive Committee, Executive Director and General Manager	719
Managing Director	Giovanni Perissinotto	Managing Director, Member of the Executive Committee, Executive Director and General Manager	53,049
Director	Luigi Arturo Bianchi	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Ana Patricia Botin***	Non-Executive Director	None
Director	Diego Della Valle	Non-Executive Director, Independent Director	None
Director	Klaus-Peter Müller****	Non-Executive Director, Independent Director	None
Director	Alberto Nicola Nagel	Member of the Executive Committee, Non-Executive Director	None
Director	Reinfried Pohl****	Non-Executive Director	None
Director	Vittorio Ripa di Meana	Member of the Executive Committee, Non-Executive Director, Independent Director	None
Director	Petr Kellner*****	Non-Executive Director	None
Director	Francesco Gaetano Caltagirone	Non-Executive Director, Independent Director	None

Director	Leonardo Del Vecchio	Non-Executive Director, Independent Director, Member of the Remuneration Committee	None
Director	Lorenzo Pelliccioli	Member of the Executive Committee, Non-Executive Director, Independent Director	None
Director	Paolo Scaroni	Non-Executive Director, Independent Director, Chairman of the Remuneration Committee	142,699
Director	Alessandro Pedersoli	Non-Executive Director, Independent Director, Chairman of the Internal Control Committee	None
Director	Claude Tendil	Non-Executive Director	None
Director	Loïc Hennekinne*	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Kai-Uwe Ricke****	Non-Executive Director, Independent Director	None
General Manager	Raffaele Agrusti	Chief Financial Office	None

*	French citizen.
**

In addition to the Telecom Shares listed with respect to Antoine Bernheim, Mr. Bernheim owns Telecom Italia convertible bonds that are convertible into 95,021 Telecom Shares on any business day between January 22, 2002 and December 15, 2009 (the date of conversion to be the last day of trading on the Borsa Italiana for the month in which the option to convert is exercised).

***	Spanish citizen.
****	German citizen.
*****	Czech citizen.

ANNEX A-2

DIRECTORS AND EXECUTIVE OFFICERS OF ALLEANZA

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Alleanza are set forth below. The business address of each director and executive officer is Alleanza’s address. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman	Amato Luigi Molinari	None
Vice Chairman	Antoine Bernheim*	189,934**
Managing Director and General Manager	Ugo Ruffolo	None
Director	Giovanni Bazoli	60,934
Director	Giuseppe Buoro	None
Director	Maurizio de Tilla	None
Director	Aldo Minucci	2,595
Director	Alberto Pecci	24,000
Director	Giovanni Perissinotto	53,049
Director	Giulio Ponzanelli	None
Director	Vittorio Rispoli	None
Director	Fabio Alberto Roversi	None
Director	Antonio Spallanzani	13,000
General Manager	Sandro Panizza	None
General Manager	Dott. Luigi Rizzuti	None

*	French citizen.
**

In addition to the Telecom Shares listed with respect to Antoine Bernheim, Mr. Bernheim owns Telecom Italia convertible bonds that are convertible into 95,021 Telecom Shares on any business day between January 22, 2002 and December 15, 2009 (the date of conversion to be the last day of trading on the Borsa Italiana for the month in which the option to convert is exercised).

ANNEX A-3

DIRECTORS AND EXECUTIVE OFFICERS OF INA ASSITALIA

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of INA ASSITALIA are set forth below. The business address of each director and executive officer is INA ASSITALIA’s address. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy. The term of office for all directors will expire at the end of the fiscal year 2008.

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman	Francesco Procaccini	None
Director	Fabio Buscarini	None
Director	Gerardo Broggini*	None
Director	Massimo Ponzellini	None
Director	Francesco Maria Attaguile	None
Director	Giuseppe Buoro	None
Director	Claudio Campana	3,300
Director	Tommaso Di Tanno	None
Director	Aldo Minucci	2,595
Director	Giampietro Nattino	None
Director	Giuseppe Orsi	80,000 (includes certain non-voting savings shares)
Director	Paolo Saltarelli	None
Director	Mario Sarcinelli	1,000
Director	Carlos Zurita Delgado**	None

*	Swiss citizen.
**	Spanish citizen.

ANNEX A-4

DIRECTORS AND EXECUTIVE OFFICERS OF VOLKSFÜRSORGE DEUTSCHE

The name, title and information on ownership in Telecom Italia Shares for the members of the Management Board and the Supervisory Board of Volksfürsorge Deutsche are set forth below. The business address of each director and executive officer is Volksfürsorge Deutsche’s address. Unless otherwise indicated below, all of the persons listed below are German citizens.

Management Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman	Jörn Stapelfeld	None
Member	Frank Karsten	None
Member	Hans-H. Melchiors	None
Member	Axel Obermayr	None
Member	Volker Seidel	None

Supervisory Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman	Dietmar Meister	None
Member	Michael Kalka	*
Member	Wolfgang Kaske	*
Member	Lorenzo Kravina**	None
Member	Giovanni Liverani**	None
Member	Hans- Joachim Lüer	*
Member	Rudolf Winkelmann	None
Member	Susanne Hille	*
Member	Udo Mayer	None
Member	Petra Mülich	None
Member	Mario Remmel	None
Member	Hans-Joachim Schoeder	None

*	Not available.
**	Italian citizen.

ANNEX A-5

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI VIE

The name, title, and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Vie are set forth below. The business address of each director and executive officer is Generali Vie’s address. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France. The term of office for all directors will expire on June 30, 2008.

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman and General Manager	Claude Tendil	None
Director	Patrick Bougaux	*
Director	Stéphane Dedeyan	*
Director	Alessandro Donà**	None
Director	Géerard Fabry	*
Director	Alain Ficheur	*
Director	Théodore Gicquel	*
Director	Hubert Heilbronn	*
Director	Jean-Yves Hermenier	None
Director	Eric Le Gentil	None
Director	Laurie Maillard	*
Director	Thomas Saunier	*
Director	Eric de Rothschild	*

*	Not available.
**	Italian citizen.

Exhibit No.	Description

Exhibit 8:	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia

Exhibit 9:	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 10:	By-laws of Olimpia S.p.A. (unofficial English translation).

Exhibit 11:	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

Exhibit 12:	Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 13:	By-laws of Telco S.p.A. (unofficial English translation).